January 18, 2010
Via EDGAR
Mr. Brian Cascio
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re: Environmental Tectonics Corporation Form 10-K for the fiscal year ended February 26, 2010 Filed May 27, 2010 Form 10-Q for the quarterly period ending August 27, 2010 File No. 001-10655
Dear Mr. Cascio:
     On behalf of Environmental Tectonics Corporation (“ETC”), this letter responds to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) contained in your letter dated December 16, 2010 (the “Comment Letter”) regarding the above-referenced filings.
     For your convenience, ETC’s responses are in the order set forth in the Comment Letter.
     In the following responses, ETC is also sometimes referred to as “we” or the “Company.” In addition, the term “our filing” refers to ETC’s Form 10-K for the fiscal year ended February 26, 2010, filed May 27, 2010.
Form 10-K for the fiscal year ended February 26, 2010
Item 8T. Controls and Procedures, page 15
Evaluation of Disclosure Controls and Procedures
SEC Comment 1
1.	We refer to your response to comment 6. We see that you propose to continue to conclude that disclosure controls and procedures are effective as of February 26, 2010

Mr. Brian Cascio
January 18, 2011
notwithstanding the failure to include management’s annual report on internal control over financial reporting as of that date. Please tell us how your response considers the specific guidance from Compliance and Disclosure Interpretation 115.02. As stated in the referenced Staff interpretation, failure to file management’s report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In particular, we refer you to the definition of disclosure controls and procedures provided in Exchange Act Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.
Company response:
ETC respectfully acknowledges the SEC’s Comment and submits that the Company’s November 29, 2010 response did not consider the specific guidance from Compliance and Disclosure Interpretation 115.02.
Upon further review, ETC management has determined that there were material weaknesses in internal controls over financial reporting as of February 26, 2010. This determination has been discussed with its securities counsel and auditors. On January 10, 2011, ETC filed its Quarterly Report on Form 10-Q for the fiscal quarter ended November 26, 2010. In its Form 10-Q, ETC disclosed the existence of material weaknesses relating to (i) the calculation and presentation of the Company’s earnings per share in accordance with accounting principles generally accepted in the United States of America and (ii) the failure to file management’s report on internal control over financial reporting in Annual Report on Form 10-K for the fiscal year ended February 26, 2010.
Specifically, the Company’s disclosure was as follows:
Item 4. Controls and Procedures
Evaluation of Disclosure Control and Procedures
     As of the end of the period covered by this Report, our Chief Executive Officer and Chief Financial Officer evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in the reports we file under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods

Mr. Brian Cascio
January 18, 2011
specified in the Securities and Exchange Commission’s rules and forms and (ii) is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosures. A controls system cannot provide absolute assurances, however, that the objectives of the controls systems are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Based on that evaluation, and solely as a result of the material weaknesses in internal controls over financial reporting described below, our Chief Executive Officer and Chief Financial Officer have concluded that ETC’s disclosure controls and procedures were ineffective as of the end of the period covered by this Report.
     Material Weaknesses in Internal Control Over Financial Reporting
     A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of interim or annual financial statements will not be prevented or detected on a timely basis by the company’s internal controls. Management has concluded that the following material weaknesses existed at November 26, 2010:
     First, with respect to ETC’s Form 10-K for the period ended February 26, 2010, management performed and completed its annual report on internal control over financial reporting but failed to include the report in ETC’s Form 10-K. The failure to include the report in the Company’s Form 10-K was the result of an administrative error made during the preparation and filing of the Form 10-K. This report will be included in an amended Form 10-K to be filed by the Company.
     Second, management determined that certain errors were made relating to the calculation and presentation of the Company’s earnings per share in accordance with United States generally accepted accounting principles. Specifically, the Company did not reflect the participating features of its Series D Preferred Stock and Series E Preferred Stock when calculating its earnings per share in financial statements for certain prior periods. See Note 1 — Restatement of Previously Filed Financial Statements.

Mr. Brian Cascio
January 18, 2011
     Remediation Efforts
     ETC’s remediation efforts, as outlined below, were designed to address the material weaknesses identified by management and to strengthen the Company’s internal control over financial reporting.
     Upon identifying the issues described above, the Company implemented the following procedural remediation steps to address the material weaknesses described above and to improve its internal control over financial reporting:
•	Company management will prepare, publish and enforce a detailed reporting schedule which will allow adequate time for proper review by a newly formed compliance disclosure committee. This committee will include Company accounting personnel, the Company’s General Counsel and the Company’s key operations personnel. The role of this committee will be to assure that all public filings have been reviewed for regulatory compliance and adequate disclosure and that all suggested revisions have been properly incorporated;

•	Company management will review all procedural controls to ensure that (1) all process participants clearly understand their respective individual roles and the overall control environment, and (2) downstream controls and other checks and balances in the control environment are functioning adequately; and

•	if appropriate, for specific non-routine complex accounting transactions, management will engage a separate accounting firm to support management in accounting for these transactions.
These remediation efforts have been initiated.
See ETC’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 26, 2010, at p. 31 (filed January 10, 2011).

Mr. Brian Cascio
January 18, 2011
SEC Comment 2
2.	As a related matter, please describe to us the control that failed to detect the omission of management’s annual report on internal control over financial reporting as of February 26, 2010. Also, describe to us any changes in controls you have implemented to reduce the likelihood of future omissions.
Company response:
ETC respectfully acknowledges the SEC’s Comment. The Company’s control over financial disclosure is as follows:
1.	A draft report is initially prepared by the Company’s senior financial staff.

2.	This draft is then distributed to (a) other senior staff members (including management), (b) the Company’s external auditors for a financial compliance review, and (c) the Company’s outside SEC counsel for a legal and disclosure compliance review.

3.	Suggested changes from any reviewers are circulated back to the Company’s senior financial staff members for review.

4.	Upon concurrence, changes are then incorporated into the draft document by the Company’s senior staff members.

5.	A revised draft document incorporating all the agreed upon changes is then distributed to all parties for final review.
The control failed in two ways. Suggested changes to the written disclosure of Management’s Annual Report on Internal Control over Financial Reporting were not incorporated in their entirety, resulting in an incomplete and improperly worded disclosure, and this omission was not detected in any secondary reviews.
To reduce the likelihood of future omissions, the Company has implemented remediation efforts. A detailed description of the Company’s remediation efforts is set forth in the Company’s response to Comment 1, supra.
We believe that the remediation efforts, outlined above, will address the identified material weakness and strengthen the Company’s internal control over financial reporting.

Mr. Brian Cascio
January 18, 2011
SEC Comment 3
3.	We further see that you have determined that earnings per share was not properly determined as of February 26, 2010 because of failure to apply the two class method for participating securities. Please describe to us how you considered the error in continuing to conclude that internal control over financial reporting was effective as of February 26, 2010.
Company response:
ETC respectfully acknowledges the SEC’s Comment and submits that Company management has reconsidered its previous conclusion that the Company’s internal control over financial reporting was effective as of February 26, 2010.
As noted in the Company’s response to SEC Comment 1, Company management has concluded that the failure to reflect the participating features of its Series D Preferred Stock and Series E Preferred Stock when calculating its earnings per share constituted a material weakness.
To reduce the likelihood of future errors, the Company has implemented remediation efforts. A detailed description of the Company’s remediation efforts is set forth in the Company’s response to Comment 1, supra.
Long-Term Incentive Compensation, page 21
SEC Comment 4
4.	We will continue to evaluate your responses to prior comments 7, 8, and 9 when you file the amendment referenced in those responses.
Company response:
ETC respectfully acknowledges the SEC’s Comment and further acknowledges that the SEC will continue to evaluate the Company’s responses to comments 7, 8, and 9 from the SEC’s Comment Letter dated October 29, 2010 when the referenced amendment is filed.

Mr. Brian Cascio
January 18, 2011
Summary Compensation Table, page 22
SEC Comment 5
5.	Please expand your response to prior comment 8 to explain why the amounts you have proposed to include in column (d) of your amended director compensation table are different than the amounts disclosed in your table on page 24. Also, confirm that these amounts will reflect the grant date fair value of the awards as required by Regulation S-K Item 402(r)(2)(iv).
Company response:

ETC respectfully acknowledges the SEC’s Comment and submits that the Company, in its Director Compensation Table in the Company’s Annual Report on Form 10-K for the fiscal year ended February 26, 2010, failed to include the value of certain option awards in the summary compensation table. The Company notes that the number of options awarded was correctly disclosed in a footnote, but the value for the option awards was not included in the summary compensation table.

The Company has reviewed the applicable disclosure requirements and will include in its amended Form 10-K to include incorporate the following disclosures for Option Awards (Column (d)):

William F. Mitchell	$86,000
George K. Anderson, M.D.	$26,000
George A. Sawyer	$26,000
Stephen F. Ryan	$26,000
The Company notes that the $86,000 option award to William F. Mitchell was included in his compensation as Chief Executive Officer.

Additionally, as part of the amended Form 10-K, the Company will add a footnote to Column (d) stating that the amounts set forth above represent the aggregate grant date fair value calculated under professional standards as follows:
The Company determines the fair-value of stock-based compensation using the Black-Scholes valuation model prescribed under applicable accounting guidance. The Company used the following assumptions: expected volatility of 112.1%; risk-free interest rate of 0.41%; and an expected life of ten years.

Mr. Brian Cascio
January 18, 2011
Lastly, the “Total” column (Column (h)), will be revised to reflect the option awards referenced in Column (d) as follows:

William F. Mitchell	$86,000
George K. Anderson, M.D.	$42,000
George A. Sawyer	$36,000
Stephen F. Ryan	$38,667
Exhibit 13, Portions of Environmental Tectonics Corporation 2010 Annual Report ..., page 1
Notes to the Consolidated Financial Statements page 18
Note 2. Summary of Significant Accounting Policies, page 18
Fair Value of Financial Instrument. page 19
SEC Comment 6
6.	We refer to your responses to our prior comments 15 and 16. Your response indicates that you do not account for your debt at fair value; and, your debt does not appear subject to a recurring fair value measurement. However, the header to the table on page 19 clearly indicates that the items in the table “are accounted for at fair value.” In future filings, please appropriately revise to clearly distinguish instruments accounted for at fair value from those that are not accounted for at fair value.
Company response:

ETC respectfully acknowledges the SEC’s Comment. In the Company’s Quarterly Report on Form 10-Q for the period ended November 26, 2010, the referenced table and accompanying commentary have been revised to clearly distinguish instruments accounted for at fair value from those that are not accounted for at fair value.

Mr. Brian Cascio
January 18, 2011
Inventories, page 20
SEC Comment 7
7.	We refer to your response to our prior comment 21. While we see that you have cited a broad principle in GAAP as the basis for accounting for the deferred costs related to the centrifuge, the response does not cite the specific basis in the literature for the accounting applied in this particular instance. Accordingly, please tell us the specific basis in the FASB Codification on which you relied in determining appropriate accounting for the deferred costs. For instance, please tell us:
•	How you evaluated the costs to identify research and development under FASB ASC 730-10-25;

•	How you considered the guidance related to start-up cost under FASB ASC 720-15-20 and 15-25; and,

•	How you considered the guidance related to pre-contract costs under FASB ASC 605-35-25.
This list is not intended to be exhaustive and you should cite and explain the basis in GAAP on which you actually relied.
Company response:

ETC respectfully acknowledges the SEC’s Comment and submits the following response:

ETC designed, manufactured and installed a human centrifuge (the “ATS-400”) at ETC’s Corporate Headquarters as part of a major capital project, namely a pilot training center, the NASTAR Center. The project involved major building modifications and the production of five pieces of pilot training and demonstration equipment, including the ATS-400.

The ATS-400 is a functioning device that ETC has used to market the technology and product line. ETC has also generated revenue from the ATS-400 as a training device. The capitalization of this equipment meets the general GAAP criteria in that it is used in operations and the costs enter the revenue-generating stream indirectly.

The ATS-400 is held primarily for use as demonstration and training device and presently not listed for sale, although sale of the device is not precluded. The device was recorded at cost and is being depreciated over an estimated

Mr. Brian Cascio
January 18, 2011
useful life. In accordance with accounting principles generally accepted in the United States of America, the Company annually prepares an impairment test to determine its net realizable value.

The ATS-400 was built to demonstrate a major advancement in pilot simulation. This was our fourth generation device. The Company spent a significant amount of funds on this device with the anticipation that the technology would have future application and value and that having this demonstration device would generate future orders for similar devices.

ETC’s classification of demonstration devices in fixed assets is systematic and consistent with ETC’s practice during the Company’s 40-year history.

In determining the appropriateness of capitalizing the costs associated with the demonstration devices, the Company reviewed ASC 730-10-25 — Research and Development Costs and concluded that the costs of the devices clearly have both current use (as a demonstration unit) and future value (salable as inventory). We note that FASB ASC 730-10-25-2 allows the costs of materials and equipment “that have alternative future uses” to be capitalized as tangible assets when acquired or constructed.

In addition, the Company reviewed ASC 720-15-20 — Start Up Activities and determined that the criteria did not apply to the construction of the demonstration device in that it is not a new device. The Company has sold many versions of human centrifuges since 1985.

Lastly, although no revenue recognition issue was involved for the demonstration device, the Company reviewed ASC 605-35-25-41 and determined it is appropriate to defer any costs which may apply to future anticipated contracts and which have future value.

In future filings, the Company will expand its disclosure on accounting policies to incorporate the practice of manufacturing demonstration devices to support the sales effort.

Mr. Brian Cascio
January 18, 2011
SEC Comment 8
8.	As a related matter, please tell us the caption where the costs were deferred in property and equipment and clarify for us the factors you considered in assessing whether you should separately disclose deferred costs, such as those related to the centrifuge, in the tabular data for property and equipment. Also, tell us where you have presented accounting policy disclosure for this practice.
Company response:

ETC respectfully acknowledges the SEC’s Comment and submits the following response:

The deferred costs were included in Note 6 — Property, Plant and Equipment within the category “Machinery and equipment.” This treatment is consistent with ETC’s prior presentations, which has been systematically and consistently applied by ETC during the Company’s 40-year history. To avoid any confusion relating to demonstration devices, ETC will, in future filings, identify demonstration devices in a separate caption in the Property, Plant and Equipment note.

With respect to ETC’s accounting policy disclosure for its current practice, ETC notes the following disclosure in the Annual Report on Form 10-K for the fiscal year ended February 26, 2010:
•	The accounting treatment is included in the discussion under Inventories in Note 2 — Summary of Significant Accounting Policies.

•	The accounting treatment is included in the discussion in Note 5 — Inventories, and in Note 6 — Property, Plant and Equipment.

•	The Company also discussed the accounting treatment in the Form 10-K in Management’s Discussion and Analysis under “Net cash used for investing activities.” This specific transaction is footnoted in the Consolidated Statements of Cash Flows.

Mr. Brian Cascio
January 18, 2011
SEC Comment 9
9.	Additionally, please explain the basis for expensing the costs over four quarters and clarify how the determination is consistent with your revenue recognition period for the specific contracts.
Company response:

ETC respectfully acknowledges the SEC’s Comment and submits the following response:

ETC’s basis for charging the costs over four quarters was to be consistent with the economic activity historically associated with the manufacture of a device of this nature. ETC has, over its 40-year history, designed, manufactured and installed twelve of these multi-million dollar devices. Typically, the design effort spans over a nine- to twelve-month period and these costs would have been spent during this period. Thus, ETC determined that a four-quarter period was consistent with the expected production and economic flow of costs.

The Company notes that, consistent with FASB 605-35-25 Revenue Recognition 25-53 and SOP 81-1 50, charging all the costs in the first period would distort the earnings process and be contrary to accounting principles generally accepted in the United States of America.
Earnings Per Common Share, page 22
SEC Comment 10
10.	We acknowledge your response to our prior comment 22. Please reconcile the amount of net income for the year ended February 26, 2010 in the response to the corresponding amount presented in the statement of operations included in the Form 10-K for that period.
Company response:

ETC respectfully acknowledges the SEC’s Comment and submits that the Company has reconciled the amount of net income for the fiscal year ended February 26, 2010 (in our November 29, 2010 response) to the corresponding amount presented in the statement of operations (in our Annual Report on Form 10-K for the fiscal year ended February 26, 2010).

Mr. Brian Cascio
January 18, 2011
The reconciliation of the net income amounts as restated to the amounts originally filed is as follows (amounts in thousands):

	Fiscal Years ended:
Environmental Tectonics Corporation	February 26, 2010	February 27, 2009
Net income (loss) (as originally filed)	$6,453	(1,974)
Net income (loss) (as restated)	6,449	(1,982)

Effect of noncontrolling interest	4	(8)
Note 7. Long-Term Obligations and Credit Arrangements, page 25
Exchange of Existing Instruments for Series E Preferred Stock, page 26
SEC Comment 11
11.	We refer to your responses prior comments 23 and 24. In addressing your consideration of the accounting for the embedded conversion feature of the preferred stock, in future filings please describe the underlying terms of the instruments you considered in reaching the conclusion that the economic characteristics and risks of the embedded derivatives were clearly and closely related to the economic characteristics and risks of the host contracts. Further, if you elect to provide literature references in your disclosure, please provide references from the FASB Codification as opposed to the pre-codification literature, as is cited in your response and proposed disclosure.
Company response:

ETC respectfully acknowledges the SEC’s Comment and submits that in future filings the Company will include the following disclosure to clarify the issue:
“The Company has reviewed the generally accepted accounting principles applicable to the Preferred Stock and has determined that the Preferred Stock qualifies as permanent equity. Specifically, the Company reviewed ASC 815-10-S99-3 and determined that the attributes of the preferred stock were more akin to equity than debt. The Company also reviewed ASC 480- 10-S30 and S55 and concluded that the preferred stock were within the control of the Company. In addition, the Company

Mr. Brian Cascio
January 18, 2011
has concluded that the conversion feature qualifies for the scope exception of ASC 815 as it is clearly and closely related to the Preferred Stock instrument.”
SEC Comment 12
12.	We see your response to prior comment 25; however, it is not clear why the modified instrument does not continue to include a down round provision where the exercise could be adjusted in the event of future issuances of shares or other equity linked instruments at a fair value below current exercise price of the warrants. Accordingly, it remains unclear how you determined that the warrants are indexed to your own stock. In that regard, please provide a response that specifically addresses your consideration of the fixed-for-fixed model beginning at FASB ASC 815-40-15-5. Also, describe how your view considers the example at 815-40-55-33 and 55-34.
Company response:

ETC respectfully acknowledges the SEC’s Comment and submits that the Company and H.F. Lenfest have amended the warrant agreements to remove the down round provision in its entirety. The amendments to the warrant agreements were disclosed by the Company in a Current Report on Form 8-K filed January 7, 2011. We believe that this action addresses the SEC’s Comment and will permit the Company to continue to treat the outstanding warrants as equity instruments.

By way of further response, pursuant to SEC Staff Accounting Bulletin No. 99-Materiality (“SAB-99”), the Company has analyzed the pro-forma effect on prior (previously reported or restated) income and earnings per share of recording the stock warrants as a liability as opposed to its current presentation of the stock warrants as equity instruments. Both quantitative and qualitative factors have been considered.

Mr. Brian Cascio
January 18, 2011
Quantitative Analysis:

Below is a tabular summary of the pro-forma effect on income and earnings per share of the down round provision in the warrants:

Environmental Tectonics Corporation
Effect of warrant reclassification	Thirteen week periods ended:
As originally reported:	29-May-09	28-Aug-09	27-Nov-09	26-Feb-10	28-May-10	27-Aug-10	26-Nov-10
Net income attributable to ETC	$770,000	$1,249,000	$3,978,000	$456,000	$1,936,000	$1,249,000	$2,316,000
Preferred stock dividend	(235,000)	(460,000)	(594,000)	(596,000)	(577,000)	(460,000)	(558,000)

Income applicable to common shareholders	$535,000	$789,000	$3,384,000	$(140,000)	$1,359,000	$789,000	$1,758,000

Diluted number of common shares — diluted (restated)	11,131,000	21,146,000	21,301,000	21,301,000	21,101,000	20,946,000	20,841,000
Earnings per common share — diluted (restated)	$0.05	$0.04	$0.16	$(0.01)	$0.06	$0.04	$0.08

Effect of warrant reclassification ($)	$(78,000)	$(79,000)	$(685,000)	$(238,000)	$(254,000)	$247,000	$(77,000)

Effect of warrant reclassification (EPS)	$(0.01)	$—	$(0.03)	$(0.01)	$(0.01)	$0.01	$—

Notwithstanding the financial impact in any one quarter of the pro-forma estimate, the effect of this pro-forma calculation on the balance sheet as of January 4, 2011 would, as a result of the recent amendments to remove the down round provisions in the warrant agreements, be a reversal of the warrant liability and an equivalent increase in net equity.

Thus, the cumulative effect of the revised accounting treatment would have no impact on the Company’s net equity, and, because of the removal of the down round provisions, will have no future impact on the Company’s net income or earnings per share. Consequently, we believe that it would be confusing to our investors for the Company to restate the above periods.

Qualitative Analysis:

Pursuant to the guidelines in SAB-99, an assessment of materiality must include consideration of “surrounding circumstances” and the context of the misstatement. This includes the following:
1.	whether there exists multiple misstatements;

2.	whether the misstatement was done intentionally;

Mr. Brian Cascio
January 18, 2011
3.	whether management committed fraud or an illegal act or were “self-dealing” (e.g. managing earnings to meet bonus guidelines, etc.); and
4.	whether in general the registrant keeps reasonable books and records.
With respect to the qualitative circumstances, the Company believes that the following factors would significantly reduce or may completely offset any financial impact of the revised accounting treatment:
•	ETC’s common stock is thinly traded (the average daily share volume over the period July 2009 through December 2010 was 2,779 shares).
•	Since the Lenfest Financing Transaction in the first half of 2009, ETC’s share price has not reacted consistently with its earnings performance. From July 2009 to November 2010 (the end of our fiscal 2011 third quarter), the Company has reported over $147 million in new contract bookings, including an order for the Company’s ATS technology-based centrifuge. Also, during the same time frame, the Company has reported approximately $12 million in income attributable to ETC. (To put these numbers in perspective, in fiscal 2009 ETC reported sales of $36,687,000 and a net loss of $1,974,000). However, the price of the Company’s stock has only moved from $1.35 to $3.30 during the same period. As a reference point, the high sale price of the Company’s stock during the first quarter of fiscal 2008 (ending May 2007) was $4.78. Thus, despite the significant improvement in financial performance, the stock price is still below the price of three years ago.
•	Our experience with investor phone inquiries, comments at our annual shareholder’s meetings, and other investor activities indicates that our shareholder base is much more focused and attentive to announcements of events not related to the Company’s financial results such as the development of new technologies, banking and cash arrangements, and the evolving marketing and acceptance of our next generation of pilot simulators. By way of example, despite our disclosure in a Current Report on Form 8-K (dated November 29, 2010) that the Company’s consolidated financial statements for the fiscal year ended February 26, 2010 and the consolidated interim financial statements for the periods ended August 28, 2009, November 27, 2009, May 28, 2010, and August 27, 2010 could not be relied upon, only one shareholder inquiry was received concerning this matter, and this call, received by the Company’s Chief Financial Officer, was from a former ETC Board member. In addition, no inquiries have been received from

Mr. Brian Cascio
January 18, 2011
shareholders since the Company reported the current and prior year restatements on January 13, 2011.
•	The pro-forma adjustment in question is a non-cash charge and as such would not impact earnings before interest, taxes, depreciation and amortization (EBITDA). In our experience this financial parameter (EBITDA) is the single most important factor to investors, driving not only stock value but also market value and future financial potential.
•	To estimate the pro-forma impact of the warrant recharacterization, the Company employed the Black-Sholes valuation model. Given the thinly traded and closely held nature of the Company’s stock, use of this model is at best an imprecise calculation and at worst an incorrect indicator of the impact.
•	Restating the impact in any of the applicable quarters would not convert a reported profit to a loss.
•	The impact of the pro-forma restatement would have an impact on the consolidated results, and not on any one business unit or significant division.
•	Restating the impact in any of the applicable quarters would not affect the Company’s compliance with regulatory requirements nor create a default in any loan agreements or other contractual requirements.
•	The transaction at hand was not a concealment of an unlawful transaction, nor was it intentional nor did it involve fraud of any sort.
•	Finally, although the Company will not speculate on the intent of Mr. Lenfest at the time when the warrant agreements were prepared, we do note that on January 4, 2011 he signed an amendment to each warrant agreement, for a de minimis amount ($1,000 total), which eliminated the down round provision in each warrant agreement. We believe that Mr. Lenfest’s agreement to these amendments indicates that he does not view the down round provision as an important consideration.
For the reasons noted above, the Company believes that the impact of any restatement to present the effect of recording the warrants as a liability is not material and that there is a substantial likelihood that the restatement would not significantly alter the total mix of information available to the reasonable investor nor affect their investment decisions.

Mr. Brian Cascio
January 18, 2011
In addition to the foregoing, the Company notes the following additional considerations which support its conclusion stated above:
•	The down round provisions in the warrant agreements have never come into effect.
•	The down round provisions in the warrant agreements have been removed in their entirety.
•	The revised accounting treatment would have no cumulative impact on the Company’s net equity.
•	The revised treatment will have no further accounting effect in the future.
* * *
          After your review of our responses, please feel free to contact me directly at 215-355-9100 (ext. 1203) should additional information be required.
Sincerely,
/s/ Duane D. Deaner

Duane D. Deaner
Chief Financial Officer
Environmental Tectonics Corporation